Exhibit 2.1

THIRD AMENDMENT TO ASSET PURCHASE AGREEMENT

This THIRD AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of September 9, 2016, amends that certain Asset Purchase Agreement (the “Agreement”), dated as of June 11, 2016, by and among HS Infusion Holdings, Inc., a Delaware corporation (the “Company”), the direct and indirect Subsidiaries of the Company signatories thereto, BioScrip, Inc., a Delaware corporation (“Parent”), and HomeChoice Partners, Inc., a Delaware corporation (“Buyer”), as amended by that certain First Amendment to Asset Purchase Agreement (the “First Amendment”), dated as of June 16, 2016, by and among the Company, Parent and Buyer, and by that certain Second Amendment to Asset Purchase Agreement (the “Second Amendment”), dated as of September 2, 2016, by and among the Company, Parent and Buyer. Capitalized terms used and not defined herein shall have the respective meaning ascribed thereto in the Agreement.

WHEREAS, the parties hereto have previously executed and delivered the Agreement and the First Amendment and the Second Amendment;

WHEREAS, Section 13.6 of the Agreement provides that the Agreement may be amended, supplemented, altered or modified at any time only by a written instrument duly executed by the Company and the Buyer Parties; and

WHEREAS, the Company and the Buyer Parties wish to amend the Agreement in the manner set forth herein.

NOW, THEREFORE, in connection with the Agreement, the transactions contemplated thereunder and the terms hereof, and in accordance with Section 13.6 of the Agreement, the parties hereto agree as follows:

1.	Amendment to Closing Time. The Closing shall take effect as of 11:59 p.m. Eastern Time on the Closing Date. Accordingly, each reference in the Agreement to “12:01 a.m. Eastern Time” shall be revised to “11:59 p.m. Eastern Time.”

2.	Amendments to Section 1.1.

a.	The definition of the defined term “Escrow Agreement” shall be amended and restated to read as follows: “means the escrow agreement to be entered into in substantially the form set forth on Exhibit 1.2 hereto (as amended).”

b.	The definition of the defined term “Escrow Account” shall be amended and restated to read as follows: “means the escrow account established pursuant to the Escrow Agreement.”

c.	The definition of the defined term “Escrow Agent” shall be amended and restated to read as follows: “means American Stock Transfer & Trust Company, LLC, a New York limited liability trust company.”

d.	The defined term “Escrow Fund” shall be replaced (in Section 1.1 and throughout the Agreement) with the term “Escrow Property” with no changes to the definition thereof.

e.	The following definition shall be added, in alphabetical order, to Section 1.1 of the Agreement: “Organizational and Equity-Related Documents” means, with respect to the Company and its Subsidiaries, (x) each such Person’s certificate of incorporation, operating agreement and/or bylaws (or equivalent documents), and, specifically with respect to the Company, its

Stockholders’ Agreement dated September 24, 2012, (y) each of the Amended and Restated Transaction Bonus Agreements, dated as of September 8, 2016, by and between Home Infusion Solutions, LLC and each of Daniel Greenleaf, George Gregory Meadows and Alex Schott, (z) subscription agreements of the Company, stock option agreements of the Company, restricted stock agreements of the Company and transaction cash bonus agreements of the Company

3.	Amendments to Section 1.2. The terms “Acquired Policies” and “Retained Policies” shall be deleted therefrom.

4.	Amendments to Section 2.1.1.

a.	Clause (v) of Section 2.1.1 of the Agreement shall be revised to add the words “Medicare bill for denial,” after the words “Medicare Advantage Contracts.”

b.	Clause (ix) of Section 2.1.1 of the Agreement shall be amended and restated to read as follows:

“(ix) Intentionally Omitted.”

5.	Amendments to Section 2.1.2.

a.	Clause (viii) of Section 2.1.2 of the Agreement shall amended and restated to read as follows:

“(viii) all Organizational and Equity-Related Documents, all corporate minute books and stock records (and other similar corporate records), and any books and records related solely to the Excluded Assets or the Excluded Liabilities;”

b.	Clause (x) of Section 2.1.2 of the Agreement shall be amended and restated to read as follows:

“(x) all policies of insurance referenced on Schedule 5.15 of the Disclosure Schedule;”

6.	Amendment to Section 4.7. Section 4.7 of the Agreement shall be amended to revise the words “within thirty (30) days” therein to “by September 1, 2016.”

7.	Amendment to Section 6.13. Section 6.13 of the Agreement shall be amended to add the words “(as amended)” after the words “June 8, 2016”.

8.	Notification Pursuant to Section 9.2. Pursuant to Section 9.2 of the Agreement, the Company hereby notifies the Buyer that the consummation of the transactions contemplated by the Agreement may give rise to the payment of amounts to each of Daniel E. Greenleaf, George Gregory Meadows and Alex Schott that may not be deductible pursuant to Code Section 280G.

9.	Amendment to Section 9.8. Section 9.8 of the Agreement shall be amended and restated in its entirety to read as follows:

“9.8.1 Intentionally Omitted.

9.8.2 To the extent that any insurance policy referenced in Section 2.1.2(x) above covers any Losses related to an Acquired Asset or an Assumed Liability, the Company shall reasonably cooperate and cause its Affiliates to reasonably cooperate with Buyer in submitting claims with respect to such Losses on behalf of Buyer, and shall promptly remit the proceeds received therefrom to Buyer or its designee(s), less the Company’s reasonable cost of collection.

9.8.3 To the extent that any Buyer policy referenced in Section 9.8.4 below covers any Losses related to an Excluded Asset or an Excluded Liability, Buyer shall reasonably cooperate and cause its Affiliates to reasonably cooperate with the Company in submitting claims with respect to such Losses on behalf of the Company, and shall promptly remit the proceeds received therefrom to the Company or its designee(s), less Buyer’s reasonable cost of collection.

9.8.4 Buyer shall integrate the Company’s cyber liability coverage, medical professional coverage, employee benefits and umbrella coverage with respect to medical professional liability and employee benefits liability into Buyer’s coverage programs (in each case matching the prior acts date) in exchange for a flat additional premium payment. Fifty percent (50%) of the flat addition premium payment referenced in the prior sentence (estimated to be not greater than $60,000) shall be deemed to be Transaction-Related Costs. The Company shall (x) purchase on the Closing Date a six-year extended reporting endorsement on its executive risk policy, with limits consistent with amounts in effect as of the date hereof (it being understood and agreed that Buyer shall pay on behalf of the Company all amounts paid by the Company or its Subsidiaries in connection with this sentence with fifty percent (50%) of such amount deemed to be Transaction-Related Costs), and (y) use its reasonable best efforts to add Buyer as an additional insured to said policy. On or before the Closing, the Company will provide Buyer with a certificate of insurance evidencing the tail policy referenced in the preceding sentence.

10.	Amendments to Section 9.14.

a.	The last sentence of Section 9.14.2 of the Agreement shall be amended and restated to read as follows:

“The obligation of the Company and Buyer to use their commercially reasonable efforts to obtain any consent or waiver after the Closing Date from any third party, as set forth in this Section 9.14.2, shall terminate ninety (90) days following the Closing.”

b.	The following Section 9.14.3 shall be added to the Agreement:

“9.14.3. The Buyer Parties have directed the Company and its Subsidiaries to refrain from taking any action to cause certain Contracts (each of which is set forth on Schedule 9.14 hereto and which are collectively referred to herein as the “Designated Contracts”) to be assigned to Buyer at the Closing, notwithstanding that Section 2.1.1 of this Agreement provides that such Designated Contracts are otherwise intended to constitute Acquired Assets hereunder. Further, the Buyer Parties have directed the Company and its Subsidiaries to send notice to counterparties to certain of the Designated Contracts (which Contracts are identified with a “Termination Notice Sent” indication on Schedule 9.14) to cause the termination of such Designated Contracts. In consideration of the Company’s willingness to comply with the Buyer Parties’ directions regarding such Designated Contracts, the parties acknowledge and agree to the following terms with respect thereto:

9.14.3.1 Notwithstanding anything to the contrary in this Agreement, the Designated Contracts shall not be assigned to Buyer at the Closing, and the Company shall not be required to make any efforts, whether prior to or following the Closing, to cause the assignment of such Contracts to Buyer.

9.14.3.2 For the avoidance of doubt and notwithstanding the fact that the Designated Contracts will not be assigned to Buyer at the Closing (i.e., will not constitute Acquired Assets), all Liabilities existing or arising under such Designated Contracts shall be Assumed Liabilities for all purposes under this Agreement. Without limiting the generality of the foregoing, any Liabilities incurred as a result of the Buyer Parties’ direction to terminate (or not assign) any Designated Contract (including any failure to meet minimum purchase requirements in any Designated Contract) shall be Assumed Liabilities. Further, the Company shall in no way be adversely affected as a result of the Buyer Parties’ direction to terminate (or not assign) any Designated Contract (e.g., the loss of a rebate or other accounts receivable as a result of the Buyer Parties’ direction shall not adversely affect the Company with respect to the calcution of Net Working Capital).

9.14.3.3 For the avoidance of doubt, any accounts receivable described in clause (v) of Section 2.1.1 that are associated with Designated Contracts shall be Acquired Assets.

9.14.3.4 For each Designated Contract, the Buyer Parties shall, on behalf of the Company and at the Buyer Parties’ expense, use their commercially reasonable efforts to promptly, but in any case within ninety (90) days following the Closing, cause such Designated Contracts to be terminated following the Closing.”

c.	The following Section 9.14.4 shall be added to the Agreement:

“9.14.4. Buyer has elected to purchase the property that is subject to the Company’s arrangements with Gelco Corporation on the Closing Date. Buyer shall use its reasonable best efforts (with the reasonable cooperation of the Company) after the Closing to cause the letter of credit, dated September 2, 2014, issued by The Bank of New York Mellon to Gelco Corporation for the account of Home Infusion Solutions, LLC, to be returned (undrawn) by Gelco Corporation to The Bank of New York Mellon as promptly as is reasonably practicable after the Closing.”

11.	Amendment to Section 9.18.1. Section 9.18.1 of the Agreement shall be amended to add the following sentence as the last sentence of such Section:

“The obligation of the Company and its Subsidiaries or the Buyer, as applicable, to promptly remit proceeds pursuant to this Section 9.18.1 shall not be deemed to require the Company and its Subsidiaries, on the one hand, or the Buyer, on the other hand, to make such remittances more than one (1) time per week.”

12.	Amendments to Article 9.

a.	Article 9 of the Agreement shall be amended by adding the following Section 9.24:

“9.24 No Separation from Service and Assumption of Plan. With respect to service providers (i) providing services to the Company or its Subsidiaries immediately before the transactions contemplated hereby, (ii) who provide services to the Buyer Parties after and in connection with the transactions contemplated hereby, and (iii) who are participants in the Home Solutions, Inc. Corporate Performance Plan (service providers who satisfy (i)–(iii), the “Continuing Service Providers”), the Company and Buyer Parties hereby agree, pursuant to and in compliance with

Treasury Regulation §1.409A-1(h)(4), that the transactions contemplated hereby will not constitute a “separation of service,” as such term is defined in the regulations under Section 409A of the Code, for purposes of the Home Solutions, Inc. Corporate Performance Plan. Pursuant to and in further compliance with Treasury Regulation §1.409A-1(h)(4), the Company and Buyer Parties hereby agree that all Continuing Service Providers will be treated consistently (regardless of position at the Company) for purposes of applying the provisions of the Home Solutions, Inc. Corporate Performance Plan. It is further agreed that effective as of the Closing Date, Parent shall assume sponsorship of the Home Solutions, Inc. Corporate Performance Plan and become liable for all payments thereunder. The Company and Parent agree to take any and all actions reasonably necessary to amend the Home Solutions, Inc. Corporate Performance Plan effective as of the Closing Date to reflect the assumption described above.”

b.	9.25 Escrow Agreement. Notwithstanding anything to the contrary in the Escrow Agreement, Buyer and the Company hereby acknowledge and agree that: (i) each of Buyer and the Company shall be responsible for 50% of the indemnification obligations set forth in Section 10 of the Escrow Agreement, irrespective of any joint and several liability that either may have to Escrow Agent under the Escrow Agreement; and (ii) if Buyer or the Company incurs greater than 50% of such indemnification obligations, Buyer or the Company, as applicable, will promptly make payment to the other such that each of Buyer and the Company has borne 50% of all amounts which are paid to Escrow Agent under Section 10 of the Escrow Agreement.

13.	Effect of the Amendment. Each party acknowledges that this Amendment constitutes an amendment to the Agreement as contemplated by Section 13.6 of the Agreement. On or after the date hereof, any reference to the Agreement shall constitute a reference to the Agreement as amended hereby. Except as expressly modified or amended hereby, all terms and provisions of the Agreement shall continue in full force and effect.

14.	Governing Law. The parties specifically agree that this Amendment and any dispute hereunder, whether in law or in equity, whether in contract or in tort, by statute or otherwise, shall in all respects be interpreted, read construed and governed by the internal laws of the State of Delaware, exclusive of its conflicts of law rules.

15.	Counterparts. This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The parties to this Amendment may deliver their executed counterparts by facsimile or other electronic means.

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IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first written above.

PARENT:
BioScrip, Inc., a Delaware corporation

By: /s/ Kathryn Stalmack

Printed Name: Kathryn Stalmack

Its: SVP & General Counsel

BUYER:
HomeChoice Partners, Inc., a Delaware corporation

By: /s/ Kathryn Stalmack

Printed Name: Kathryn Stalmack

Its: SVP & General Counsel

COMPANY:
HS Infusion Holdings, Inc., a Delaware corporation

By: /s/ Daniel Greenleaf

Printed Name: Daniel Greenleaf

Its: Chairman & CEO

[Signature page to Amendment No. 3 to Asset Purchase Agreement]